FORM 6-K

          SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C.  20549



          REPORT OF FOREIGN ISSUER


          Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934




          For March 31, 1998
                April 2, 1998
                April 8, 1998
                May 4, 1998
                May 5, 1998
                May 19, 1998

          NAM TAI ELECTRONICS, INC.
          (Registrant's name in English)


          Unit 9, 15/F, Tower 1
          China Hong Kong City, 33 Canton Road
          TST, Kowloon, Hong Kong

NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

          NAM TAI ELECTRONICS, INC. ANNOUNCES
                 FIRST QUARTER RESULTS
NET INCOME UP 5.3%, EPS DECREASES 25.4% vs. 1st Qtr 1997

VANCOUVER, CANADA May 5, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF,) today announced results for the first quarter ended March 31, 1998. Net sales for the first quarter of 1998 were $26.3 million, a decrease of 15.6% compared to sales of $31.2 million for the first quarter of 1997. Operating income decreased 8.5% to $3.32 million ($0.30 per share) compared to 1997 first quarter operating income of $3.63 million ($0.46 per share). Non-operating income increased by $0.60 million to $2.60 million ($0.23 per share) from $2.01 million ($0.25 per share). Net income increased 5.3% to $5.87 million compared to $5.57 million in the first quarter of 1997. Basic and diluted earnings per share for the first quarter of 1998 were $0.53 compared to $0.71 for the first quarter of 1997.

The Company continues to maintain a strong financial position, ending the first quarter of 1998 with $8.93 of cash per share and approximately $13.62 of net book value per share, based on 10,972,975 shares outstanding as at March 31, 1998. The Company, as at March 31, 1998, had a cash to current liabilities ratio of 5.8:1, a current ratio of 7.9:1, a total assets to total liabilities ratio of 9.9:1, no long term debt, and over $98 million of cash, $79 million of which is in short term deposits in U.S. currency in North America.

The Company showed continuing strength in its operating performance with higher gross profit margin (25.1% vs. 23.3%) and operating income to sales (12.6% vs. 11.7%) in the first quarter of 1998 compared to the first quarter of 1997.

The earnings per share calculations for the first quarter of 1998 take into account the significant increase in the weighted average common shares outstanding from 7,898,900 in the first quarter of 1997 to 11,132,335 in the first quarter of 1998. The change resulted principally from the issuance of approximately 3,000,000 additional shares in the November 1997 Rights Offering.

The Company's first quarter 1998 non-operating income increased $597,000 to $2.60 million from 2.01 million in the first quarter of 1997, including a gain on disposal of certain land and fixed assets in Hong Kong ($0.34 million), interest income of $1.27 million, and a gain of $0.97 million on the sale of 70,000 shares in Deswell Industries Inc. The remaining shares of Deswell Industries Inc. have been subsequently sold.

The Company's sales of higher margin electronic calculators increased to 64% of sales in the first quarter of 1998 from 51% in the first quarter of 1997. The sales of personal organizers and linguistic products formed 14% of sales in the first quarter of 1998 compared to 29% in the first quarter of 1997. Sales by region, to North America (51%), Japan (24%), Europe (18%), others (7%) stayed relatively constant in the first quarter of 1998 compared to the first quarter in 1997.

"Following the outbreak of the Asian economic turmoil which led to devaluations in many Asian currencies, the Company has faced increased competition and customer pressure for unit price reductions" commented Mr. Koo. "The decrease in sales resulted
mainly from lower unit prices.   Net income is up by $ 295,000, the
improvement resulting from non-operating income increasing by $597,000. Most importantly, we are pleased that the Company continues to strengthen its operating performance by successfully sourcing materials at lower costs, negotiating lower component costs with suppliers, and improving operating efficiencies. As a result, the Company improved its gross profit margin. Management hopes to maintain this operating improvement and to increase sales in the second quarter with increased orders and more diversification of sales by product lines. We are also aware that competition in the second and third quarters will be more severe especially after further reductions in unit prices."

ADDITIONS TO MANAGEMENT
Concomitant with the search for a Chief Financial Officer with suitable qualifications and experience, the Company has decided to further strengthen the Finance Department and reorganize its structure. Besides a CFO, Nam Tai added the positions of Financial Controller, Treasurer and EDP Manager to support the CFO, together with the existing Internal Audit Manager, to manage the ongoing daily financial operations and to deal with forthcoming acquisitions. The filling of most of the above positions has now been basically accomplished, subject only to minor arrangements to be completed soon. Nam Tai plans to announce the new members for most of the above positions on Monday, May 25, 1998. "We hope, after the Company's diligent efforts in the search, all these new members of senior professional management are appropriate and can accommodate the Company's needs for further growth." commented Mr.
M. K. Koo, Chairman of Nam Tai.

ACQUISITION UPDATE
The Company has previously announced its intention to review acquisition prospects that would complement the Company's existing products and services, augment its market coverage and sales ability, or enhance its technological capabilities. The Company is in the process of evaluating various investments and acquisitions in the United States, China, Hong Kong and Japan and expects that with time and patience the process will yield results before the end of July 1998. Management is very confident that the current economic crisis in Southeast Asia presents an excellent opportunity for the Company to take advantage of its $98 million cash balance to make strategic acquisitions to support its continued growth.

UPDATE ON STOCK REPURCHASE PROGRAM
On January 13, 1998 the Company announced its intention to repurchase up to 1,000,000 common shares over the next three months, from time to time, at prevailing market prices in accordance with SEC Rule 10b-18. The Company subsequently extended the program for a further three months to achieve the target of 1,000,000 common shares. As of March 31, 1998 the Company repurchased 251,118 common shares at an average price of $15.82 per share in the Nasdaq National Market. As of May 4, 1998 a total of 864,850 common shares were repurchased at an average price of $16.56.

DIVIDENDS
On April 28, 1998 the Company paid a quarterly dividend of $0.07 per share to shareholders of record on April 6, 1998. Payment and record dates for the second quarter dividend of $0.07 per share will be announced at a later date.

LITIGATION UPDATE
On July 4, 1997, the Company announced that it filed a Petition for the wind-up of Tele-Art Inc. (Symbols: TLARF, TLAFE) because
Tele- Art has been unable to repay a judgment debt and interest owing to Nam Tai of approximately $1,000,000. A hearing of the Petition is now scheduled in the High Court of Justice in the British Virgin
Islands for May 28, 1998; however, Tele-Art has filed a Summons with the court, seeking to stay the wind-up Petition on the basis that the Company withheld Tele-Art's shares and is preventing them from being sold. Nam Tai will strongly contest such assertions.

Tele-Art is a British Virgin Island incorporated company with its principal place of business in Hong Kong. Tele-Art Inc. is a shareholder of Nam Tai beneficially owning approximately 300,000 common shares. Tele-Art was listed on NASDAQ until November 1990 when it was delisted due to its failure to meet its disclosure requirements. Tele-Art and Nam Tai have another litigation matter which has been ongoing in the British Virgin Islands since 1993. The Company does not expect any of the litigation matters to have a material financial impact.

ANNUAL GENERAL MEETING
As previously announced, Nam Tai's Annual Meeting of Shareholders will be held at 11:30 a.m. on June 8, 1998 at the Four Seasons
Hotel, 57 East 57th Street, New York. The record date for the Annual Meeting is April 24, 1998. Proxy forms and annual reports will be sent out to shareholders on May 13, 1998.

REMINDER OF ANALYST CONFERENCE CALL TIME
The Company will hold an analysts-only conference call on Wednesday, May 6 at 12:00 noon Eastern Time for analysts to discuss the first quarter results with management. Analysts who wish to participate in this conference call are invited to register with Ms. Wendy Wiseman, P.R. Secretary at 1-800-661-8831 extension 202.

Shareholders, Investors and other interested individuals are invited to listen to the live conference call by dialing 1-888-290-7011 just prior to its start time of 12:00 noon Eastern Time on Wednesday, May
6. Callers will be asked to register with the conference call operator upon dialing in.

Except for the historical information contained herein, matters discussed in this press release are forward-looking statements involving risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. The factors that might cause differences include, but are not necessarily limited to, those discussed in the Company's reports filed with the Securities and Exchange Commission from time to time, such as the factors set forth in Item 1. "Description of Business - Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 1997.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China").
 Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDA"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                         -more-

NAM TAI ELECTRONICS, INC.
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)
FOR THE PERIOD ENDED MARCH 31, 1998 AND 1997
(In Thousands of U.S. Dollars except per share data)

                                     Three months ended March 31
                                           1998           1997

Net sales                              $ 26,280       $ 31,152
Cost of sales                            19,689         23,906
                                         ------         ------
  Gross profit                            6,591          7,246
                                         ------         ------
Costs and expenses
  Selling, general and
   administrative expenses                2,989          3,352
  Research and development expenses         281            264
                                         ------         ------
                                          3,270          3,616
                                         ------         ------
Income from operations                    3,321          3,630

  Gain on disposal of property, plant
    and equipment                           340              2
  Other income - net                        998          1,835
  Interest income                         1,272            176
                                         ------         ------
                                          2,610          2,013
                                         ------         ------
Income before income taxes                5,931          5,643

Income tax expense                           66             73
                                        -------       --------
Net income                              $ 5,865       $  5,570
                                        =======       ========

Basic earnings per share                $  0.53       $   0.71
Diluted earnings per share              $  0.53       $   0.71


                              -more-

NAM TAI ELECTRONICS, INC.
CONSOLIDATED BALANCE SHEETS
AS AT MARCH 31, 1998 AND DECEMBER 31, 1997
(In Thousands of U.S. Dollars)
                                         March 31  December 31
                                             1998         1997
ASSETS                                 (unaudited)

Current assets:
  Cash and cash equivalents                $ 98,069   $102,411
  Accounts receivable, net                   19,833     16,985
  Inventories                                 8,359      9,838
  Marketable investments                      1,167          0
  Prepaid expenses and deposits               5,511      3,788

     Total current assets                   132,939    133,022
                                            -------    -------
Long term investments                           253        833
                                            -------    -------
Property, plant and equipment, at cost       44,177     44,295
     Less: accumulated depreciation and
      amortization                          (12,614)   (11,853)
                                            -------    -------
                                             31,563     32,442
                                            -------    -------
Other assets                                  1,491      1,491
                                            -------    -------

     Total assets                          $166,246   $167,788
                                           ========   ========
LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Notes payable                             $   858    $ 1,814
  Accounts payable and accrued expenses      15,141     17,551
  Dividend payable                              768          0
  Income taxes payable                           43        187

      Total current liabilities              16,810     19,552
                                            -------    -------
Shareholders' equity:
  Common shares                                 110        112
  Additional paid-in capital                 80,044     80,044
  Stock option grants                            75          0
  Retained earnings                          69,177     68,050
  Foreign currency translation adjustment        30         30

Total shareholders' equity                  149,436    148,236
                                           --------   --------
Total liabilities and shareholders'
 equity                                   $ 166,246  $ 167,788
                                          =========  =========
                         -end-


NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

          NAM TAI ELECTRONICS, INC. ANNOUNCES
          1st-Qtr RELEASE DATE OF MAY 5, 1998

VANCOUVER, CANADA May 4, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF,) today indicated it will announce its first quarter results for the period ended March 31, 1998 after the market closes on Tuesday, May 5, 1998.

The Company will hold an analysts-only conference call for Wednesday, May 6 at 12:00 noon Eastern Time for analysts to discuss the first quarter results with management. Analysts who wish to participate in this conference call are invited to register with Ms. Wendy Wiseman, P.R. Secretary at 1-800-661-8831 extension 202 before Monday, May 4 at 3:00 p.m. Eastern Time.

Shareholders, Investors and other interested individuals are invited to listen to the live conference call by dialing 1-888-290-7011 just prior to its start time of 12:00 noon Eastern Time on Wednesday, May
6. Callers will be asked to register with the conference call operator upon dialing in.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China").
Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDA"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                         -end-

NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

          NAM TAI ELECTRONICS, INC. ANNOUNCES
            ADDITIONS TO SENIOR MANAGEMENT
VANCOUVER, CANADA April 8, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF,) today announced the following additions to senior management.

MR. MAMORU KOIKE has joined Nam Tai as Vice General Manager of the Research and Development Department, based in Shenzhen, China, effective April 1, 1998. He is responsible for the Research and Development Department and in charge of design and development of the Company's products. Before joining Nam Tai, Mr. Koike served Sharp Corporation for thirty-five years since his graduation from Osaka Electric Communication High School in 1963. At Sharp, Mr. Koiki worked in the Audio Division, Calculator Division and Computer Division. His latest position with Sharp was Department General Manager of Engineering Department - Design and Development in the Calculator Division of the Nara Factory.

"Nam Tai is pleased to announce the appointment of Mr. Koike as Vice General Manager of the Research and Development Department. His extensive knowledge and experience in research and product design attained at Sharp will assist Nam Tai in upgrading its technology and in developing its own new products. Nam Tai is at a milestone as it seeks to augment its original equipment manufacturing ("OEM") business with original design manufacturing ("ODM") business. In the OEM business, Nam Tai manufactures products in accordance with the customer's design specifications. In the ODM business, Nam Tai will be responsible for the design and development of new products and will own the rights to the products. These products will be sold to customers and marketed to end users under the customer's own brand name. The shift to ODM from OEM was strongly requested by the Company's customers to help them reduce costs and allow them to concentrate on marketing. It is auspicious that Mr. Koike will provide tremendous support to strengthen Nam Tai's engineering and design department at this milestone in the Company's history," commented Mr. M. K. Koo, Chairman of Nam Tai.

MR. MARK WASLEN will rejoin Nam Tai as Treasurer on June 1, 1998 based in Vancouver, Canada. He will be responsible for treasury and financial control functions for the Nam Tai Group. Mr. Waslen served Nam Tai as Group Financial Controller from 1990 to 1995 in charge of the financial affairs of Nam Tai Group. At that time, Mr. Waslen was also responsible for internal audit, filings to the SEC, contact with investment bankers, analysts and brokers and supported the Chairman on roadshows. Mr. Waslen left Nam Tai near the end of 1995 to join Deloitte Touche Tohmatsu to pursue further training on Canadian tax matters. Before joining Nam Tai in 1990, Mr. Waslen worked at Peat Marwick Thorne doing auditing work. He is a C.A. and C.P.A. and obtained a Bachelor of Commerce (Accounting Major) from the University of Saskatchewan in 1982."Nam Tai is delighted to welcome back Mr. Waslen. With his knowledge of Nam Tai, we look forward to his contribution to the strengthening of our treasury and financial functions." commented Mr. M. K. Koo, Chairman of Nam Tai. "Nam Tai will continue its search for a CFO to further strengthen our team for financial and accounting matters."

MR. EDISON FUKAYA joined Nam Tai effective February 1, 1998 as General Manager based in Hong Kong responsible for new customers and new business development. Mr. Fukaya has worked in the marketing industry in various countries/cities including Brazil, Hong Kong, Singapore and Japan for the past nineteen years, most recently as Senior Manager of Sumida Electric Company Limited. Prior to that, he served Nippon Denso Industry Company Limited from 1987 to 1996 in various positions including Manager of Overseas Sales & Marketing in Japan, General Manager of its Singapore Branch and General Manager of its Hong Kong Branch. From 1979 to 1987, he worked in Brazil first with Toyobo do Brazil S.A. and later served Mitsubishi Corporation do Brazil as Manager of its Marketing & Sales Division. He obtained a Bachelor of Business Administration & Marketing from F.A.A.P. Sao Paulo in Brazil in 1985.

"Nam Tai is pleased to announce the appointment of Mr. Fukaya. His experience and knowledge in the marketing industry will be very valuable to Nam Tai as we continue to expand new customers, new business and to develop the potential of North American markets" commented Mr. M. K. Koo, Chairman of Nam Tai.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China").
Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDA"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                         -end-
NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

NAM TAI ELECTRONICS, INC. ANNOUNCES BLOCK SALE BY CHAIRMAN

VANCOUVER, CANADA April 2, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF,) today
confirmed its Chairman, Mr.   M. K. Koo, filed a Form 144 on April
1, 1998 indicating a block sale of 560,000 shares at a price of $16.875 per share.

According to Mr. Koo the shares were sold to reduce a margin loan outstanding and no further sales are contemplated for at least the next three months.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China").
Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDA"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.


                         -end-

NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA V6C 2W2
TEL: (604) 669-7800   FAX: (604) 669-7816
TOLL FREE TEL & FAX: 1-800-661-8831
INTERNET WEBSITE: http://www.namtai.com
E-MAIL:  investor@namtai.com

NAM TAI ELECTRONICS, INC. FILES ANNUAL REPORT ON FORM 20-F

VANCOUVER, CANADA March 31, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NASDAQ/NM Symbol: NTAIF and NTAWF,) today announced the electronic filing of its 1997 annual report on Form 20-F dated March 27, 1998 with the U.S. Securities and Exchange Commission ("SEC") in Electronic Data Gathering and Retrieval ("EDGAR") format. This annual filing was accepted with the SEC on March 30, 1998 and should be available through the EDGAR Archives section of their web-site - http://www.sec.gov. Alternatively, a paper copy of the document is available upon request to Ms.
Wendy Wiseman, P.R. Secretary of Nam Tai Electronics, Inc. at 1-800-661- 8831 ext. 202.

EXTENSION OF REPURCHASE PROGRAM
The Company announces that it is extending its stock repurchase program for a further three month period. The repurchase program was originally announced on January 13, 1998 in accordance with SEC rule 10b-18 as a three month plan unless extended or shortened by the Board of Directors. The Company originally announced that it intends to buy-back up to an aggregate of 1,000,000 Common Shares in the open market from time to time at prevailing market prices. To date, the Company has repurchased approximately 263,000 shares at an average price of $15.78 per share.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMs") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China").
Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly into finished products or electronic subassemblies, post-assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                         -end-

NEWS RELEASE
CONTACT: WENDY L. WISEMAN
P.R. SECRETARY
NAM TAI ELECTRONICS, INC.
CORPORATE OFFICE:
SUITE 530 - 999 WEST HASTINGS STREET
VANCOUVER, B.C.  CANADA  V6C 2W2
TEL:  (604)669-7800  FAX:  (604)669-7816
TOLL FREE TEL & FAX:  1-800-661-8831
INTERNET WEBSITE:  http://www.namtai.com
E-MAIL:  investor@namtai.com

NAM TAI ELECTRONICS, INC. ANNOUNCES 2ND QUARTER DIVIDEND

VANCOUVER, CANADA May 19, 1998 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") NASDAQ/NM Symbol: NTAIF and NTAWF,) today announced the second quarter 1998 dividend of $0.07 per share will be paid on or before July 17, 1998 to shareholders of record at the close of business on June 30, 1998.

This is the first year that the Company has announced dividends on a quarterly basis. Previously, the Company paid annual dividends of $0.01, $0.15, $0.03 and $0.10 per share in 1994, 1995, 1996, and
1997, respectively. The increase in the annual dividend to $0.28 per share for 1998 ($0.07 per quarter) was previously announced on March 23, 1998.

Nam Tai is an independent provider of high quality manufacturing services to original equipment manufacturers ("OEMS") in the consumer electronics industry. All of the Company's manufacturing operations are based in the People's Republic of China ("China"). Nam Tai assists OEMs in the design and development of products and furnishes full turnkey manufacturing services to its OEM customers utilizing advanced processes such as chip on board ("COB"), surface mount technology ("SMT"), tape automated bonding ("TAB"), outer lead bonding ("OLB") technologies, and anisotropic conductive film ("ACF") heat seal technology. The Company provides hardware and software design, plastic molding, component purchasing, assembly testing and shipping. The Company manufactures a broad line of finished products for its OEM customers, including personal organizers, personal digital assistants ("PDA"), linguistic products, calculators, integrated circuit ("IC") or smart card readers (referred to as "IC card readers"). It also manufactures electronic components and subassemblies for printed circuit boards ("PCBs"). These products include large scale integrated circuits ("LSI") bonded on PCBs that are used in the manufacture of products such as electronic toys, and subassemblies for liquid crystal display ("LCD") modules that are in turn used in the manufacture of communications, camera and computer products. In addition, Nam Tai provides OEMs with silk screening services for plastic parts, polyvinyl chloride ("PVC") products and metal parts.

                        -end-

The Registrant hereby incorporates this Report on Form 6-K into its Registration Statement on Form F-3 (Registration No. 33-36135).

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                       For and on behalf of
                                       Nam Tai Electronics, Inc.

                                       by
                                       (S.d.)  M.K. Koo
                                       -----------------
                                       M.K. Koo, Chairman

          Date: May 19, 1998